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                              June 9, 2022

       Mark Suchinski
       Chief Financial Officer
       Spirit AeroSystems Holdings, Inc.
       3801 South Oliver
       Wichita, Kansas 67210

                                                        Re: Spirit AeroSystems
Holdings, Inc.
                                                            Form 10-K for
Fiscal Year Ended December 31, 2021
                                                            Filed February 15,
2022
                                                            File No. 001-33160

       Dear Mr. Suchinski:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K filed February 15, 2022

       General

   1. We note that you provided more expansive disclosure in your 2020 Sustainability Report and on your website
than you provided in your SEC filings. Please advise us what consideration you gave
to providing the same type of climate-related disclosure in your
                                                        SEC filings as you
provided in your 2020 Sustainability Report and on your website.
       Risk Factors, page 14

   2.                                                   It appears that you
have identified transitioning to a    low-carbon economy    as a transition
                                                        risk related to climate
change. Tell us how you considered providing expanded disclosure regarding your
low-carbon transition plan and the potential effects on your business, financial condition,
and results of operations. In addition, describe the material effects of other transition risks
related to climate change you have considered, such as market trends that may alter business
opportunities, credit risks, or technological changes.
 Mark Suchinski
FirstName  LastNameMark   Suchinski
Spirit AeroSystems  Holdings, Inc.
Comapany
June 9, 2022NameSpirit AeroSystems Holdings, Inc.
June 9,
Page  2 2022 Page 2
FirstName LastName
3. Disclose any material litigation risks related to climate change and explain the potential impact to the company.
Management's Discussion and Analysis of Financial Condition and Results of Operations, page
38

4. It appears you have identified climate-related projects in your 2020 Sustainability Report, such as renewable energy projects and energy efficiency measures to reduce greenhouse gas emissions. Tell us how you considered providing disclosure regarding past and future capital expenditures for climate-related projects. Include quantitative information for the periods covered by your Form 10-K and for future periods as part of your response.
5. To the extent material, discuss the indirect consequences of climate-related regulation or business trends, such as the following:
             decreased demand for goods or services that produce significant greenhouse gas emissions or are related to carbon-based energy sources;
             increased demand for goods that result in lower emissions than competing products;
             increased competition to develop innovative new products that result in lower emissions;
             increased demand for generation and transmission of energy from alternative energy sources;
             any anticipated reputational risks resulting from operations or products that produce material greenhouse gas emissions; and
             potential climate-related opportunities, such as the development of advanced composite manufacturing to support industry decarbonization goals.
6. We note your disclosure that climate change is impacting the severity and frequency of natural disasters and severe weather events. Please discuss the physical effects of climate change, including drought, on your operations and results. This disclosure may include the following:
             quantification of weather-related damages to your property or operations;
             potential for indirect weather-related impacts that have affected or may affect your major customers or suppliers; and
             the extent to which extreme weather events have reduced the availability of insurance or increased the cost of insurance.
         Include quantitative information for each of the periods covered by your Form 10-K and explain whether increased amounts are expected in future periods.
7. We note your disclosure on pages 11 and 21 regarding the potential costs of compliance with environmental laws and regulations. Tell us about and quantify any compliance costs related to climate change for the last three fiscal years and explain whether increased amounts are expected to be incurred in future periods.
8. If material, provide disclosure about your purchase or sale of carbon credits or offsets and any material effects on your business, financial condition, and results of operations.
         Provide us with quantitative information regarding your purchase or sale of carbon credits
 Mark Suchinski
Spirit AeroSystems Holdings, Inc.
June 9, 2022
Page 3
         or offsets during the last three fiscal years and amounts budgeted for future periods.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Patrick Fullem at (202) 551-8337 or Jennifer Angelini at
(202) 551-3047
with any questions.



FirstName LastNameMark Suchinski                               Sincerely,
Comapany NameSpirit AeroSystems Holdings, Inc.
                                                               Division of
Corporation Finance
June 9, 2022 Page 3                                            Office of
Manufacturing
FirstName LastName